Filed by Cimarex Energy Co.
                           Pursuant to Rule 425 under the Securities Act of
                                     1933 and deemed filed pursuant to Rule
                              14a-12 of the Securities Exchange Act of 1934

                                        Subject Company: Cimarex Energy Co.
                                              Commission File No.:132-02238



Slide 1

                             HELMERICH & PAYNE
                              ESTABLISHED 1920


                     best people, equipment and technology



Slide 2

The information contained within this presentation is forward looking and involves risks and uncertainties that could significantly impact expected results. A discussion of these risks and uncertainties is contained in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2002.




Slide 3

FORWARD-LOOKING STATEMENTS


It should be noted that this announcement contains certain statements that may be deemed to be "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.



Slide 4


ADDITIONAL INFORMATION

In connection with the proposed spin-off and merger, Key and Cimarex filed with the SEC on May 9, 2002, a Registration Statement No. 333-87948 on Form S-4. Investors and security holders are urged to carefully read the Registration Statement regarding the proposed transaction because it contains important information. Investors and security holders may obtain a free copy of the Registration Statement and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the Registration Statement and the SEC filings incorporated by reference therein may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon
M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax:
303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.





Slide 5


PARTICIPANTS IN SOLICITATION

     H&P and Cimarex and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading Registration Statement No. 333-87948 on Form S-4 which was filed with the SEC on May 9, 2002. Investors should read the Registration Statement carefully before making any voting or investment decisions.





Slide 6


                   A New Look For An 82 Year Old Company


    >    H&P to Become a "Pure Play"
         Contract Drilling Company


    >    H&P's Total Rig Fleet to Increase
         by 33% from 2001 To 2003



Slide 7

                                                    Helmerich & Payne, Inc.
                                                          (pre-transaction)

[GRAPHIC OMITTED]
Contract Drilling       106 rigs
E&P                     242 Bcfe
Portfolio               $180MM


>>       - $1.7 billion market cap
>>       - 50 million shares outstanding



Slide 8


Exploration & Production Division Spun Off As Cimarex Energy Co.


To  H & P
Shareholders



Slide 9

                                                           Spin/Merge Goals


>>       Increase focus and visibility
>>       Use financial strength to enhance shareholder value
>>       Strengthen E&P division's position
>>       Capture tax efficiency



Slide 10


                                                        Why Key Production?



>>       Impressive people and organization
>>       Complementary and overlapping asset base
>>       Strong balance sheet
>>       Similar philosophies and cultures




Slide 11



                            Combined Properties


Helmerich & Payne, Inc.


Proved reserves (Bcfe)                 245
% Natural gas                           87%
Production (MMcfe/d)                   116
Net undeveloped acres               150,401


Key Production Company


Proved reserves (Bcfe)                 147
% Natural gas                           62%
Production (MMcfe/d)                    74
Net undeveloped acres              119,251






Slide 12


                                                             Cimarex Energy


($ in millions)              Key      H&P      Combined
YE01 Proved reserves, Bcfe   147      245       392
2002E Production, MMcfe/d     74      116       190
% Gas Production              65%      90%       80%
2001 EBITDAX                 $80     $146      $226
Employees                     95      150       245




Slide 13


What makes H&P attractive as a "pure play" contract drilling company?

>>       Unique Strategy
>>       Expanding Rig Fleet
>>       Strong balance sheet
>>       Additional analyst coverage and ownership interest




Slide 14


                          Helmerich & Payne, Inc.


                                 Total Rigs


                                33% Increase


        1998    1999    2000    2001    2002E   2003E
        90      90      88      96      113     128




Slide 15

                                                              Rig Locations


                                                             Venezuela 14
                  Colombia 3

                  Ecuador 8

                                                               Bolivia 6


                                                               Argentina 2

 73      U.S. Rigs
 33      International Rigs
106      Total H & P Rigs
  4      Management Contracts




Slide 16


                       Rig Status as of 6 August 2002


                                  Rigs             Working /
                                Available         Contracted
US Land, Mobile & FlexRigs(TM)      32              97%
US Land, Conventional               29              72%
US Platform                         12              67%
International Land                  33              42%
Total                              106              70%




Slide 17


                 US Land Rig Activity July 2001 - July 2002


                                     Recent Peak US Land Rigs
                                     1,114 on July 13, 2001


       Jan-02          721                     65%                 45.00               58             76%
       Feb-02          682                     61%                 47.00               58             74%
       Mar-02          634                     56%                 47.00               58             79%
       Apr-02          628                     55%                 51.00               58             83%
       May-02          702                     63%                 50.00               58             86%
       Jun-02          720                     64%                 52.00               59             84%
       Jul-02          720                     64%                 52.00               61             83%
       Aug-02





Slide 18


                    US Land Daily Cash Operating Margins


        H&P        Nabors      Grey Wolf       Patterson
1Q00    1.456      1.435       1.569             1.375
2Q00    2.480      1.860       1.463             1.680
3Q00    2.612      1.975       1.945             2.030
4Q00    3.644      2.550       3.285             2.793
1Q01    5.137      4.100       4.979             3.655




Source - A. Vietor w/Stifel, Nicolaus




Slide 19


                                EBITDA ($MM)



                1992    1993    1994    1995    1996    1997    1998    1999    2000    2001    2002E
EBITDA          32.889  46.48   52.745  53.762  85.461  114.086 142.1   127.3   118.9   180.8   140
Peak Run Rate                                                                                   371




Slide 20


                        Safety - US Land Operations
                          January 1997 - June 2002


Incidents Per 200,000 mhrs.:

                      TRIR    LTIR
H&P US Land            3.30    0.33
IADC US Land           9.81    2.37

Slide 21


                      Safety - US Offshore Operations
                          January 1997 - June 2002

Incidents Per 200,000 mhrs.:

                      TRIR    LTIR
H&P US Offshore        1.11    0.06
IADC US Offshore       3.24    0.6



Slide 22



                       Distinctive Field Performance


                    Data for Texas, Louisiana & Oklahoma


Conditions:
Calendar Year 2001
Texas, Oklahoma, Louisiana
All land wells > 8,000' depth
From spud to release



                                 All Wells              H&P All Rigs
                                  Less H&P

              H&P
            All Rigs      A       B       C       D         E       F         G       H       I           J               All
                                                                                                     All Other Wells     Wells
                                                                                                     82 Contractors    (Less H&P)
# Wells        344      697      115    1,141     151      325    1,867      144       53     158          1,495          6,146

Avg Depth   13,291   11,882   12,032   12,431  10,594   11,643   10,363   10,083   13,801   9,746         10,162         10,982

Source:
RigData report
 Year  2001





Slide 23


                    75 Top Rigs (Total Footage Drilled)
                                US Land 2001


                                 H&P     Caza   Patterson    Key    14 Other Contractors

Average well Depth (000's ft.)  11.786  9.044     8.27       6.265         6.679




Source: The Land Rig Newsletter




Slide 24


                             US Land Operations
                   H&P Rig Moves from 1998 to March 2002



                               [graphic omitted]



Slide 25


                    Ten Year Drilling CAPEX 1993 - 2002E



 Fiscal                       Total
  Year                        CAPEX
  ----                        ------
  1993                         $27 MM
  1994                          57
  1995                          88
  1996                          80
  1997                         108
  1998                         211
  1999                          72
  2000                          39
  2001                         172
  2002E                        300
                              ----
  TOTAL                       $1154 MM





Slide 26


                          Newest Fleet in Industry


1.   Built or Upgraded              1999         Aug 2002       July 2003
         1980-1989                   44             16             16
         1990-1994                   20             23             23
         1995-1999                   25             39             39
         2000-2003                    -             28             50
                                     ---            ---            ---
         Total Rigs
                                     89            106             128

2.       Electric Rigs (SCR & AC)                   90%             92%

3.       Varco top drives                           55             102




Slide 27


[graphic omitted]


H&P Rig 205
On location in
Gulf of Mexico




Slide 28

                          FlexRig3 Construction Program
                                   25 New Rigs



1.       Estimated cost:  $10.75 MM per rig
2.       First three rigs are working
3.       First eight rigs are contracted
4.       First eight rigs delivered by 30 September 2002
5.       Next 17 rigs delivered by July 2003
6.       Deliver two rigs per month




Slide 29

[graphic omitted]

H&P Rig 211
On location in
South Texas




Slide 30


                                  Capture & Use
                          Organizational Learnings




[graphic omitted]




Slide 31



[graphic omitted]

                  Inside the Driller's Cabin - H&P FlexRig 211




Slide 32


                        Apply New Ideas & Technology




[graphic omitted]





Slide 33


                          Total H&P Rigs Available



                              1998    1999    2000    2001    2002E   2003E
Offshore Rigs                   11      10      10      10      12      12
Conventional Land Rigs          63      62      61      61      62      62
Mobile & FlexRigs               16      17      17      25      37      54





Slide 34




                               The Path Ahead



1. Good strategy and good execution are delivering the best value to our customers
2.       Our customers are responding with high activity and high margins
3.       The FlexRig3 program is adding leverage
4.       Improve activity for platform rigs
5.       Improve activity in South America
6.       Seek opportunities outside North & South America